FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                 For the month of July 1, 2007 to July 31, 2007



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated: August 30, 2007




/s/ P M SMYTH
.........................................
(Signed by)
 P M SMYTH
Chief Executive

               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                 For the month of July 1, 2007 to July 31, 2007


     689 Board Changes
     690 Board Appointments
     691 Increase shareholding in Angolan Projects
     692 Securities Ceasing Voluntary Escrow
     693 Board Appointment
     694 Appointment of Petroleum Expert
     695 June Quarter Report
     696 Staff Changes

                                                          CityView
                                                          Corporation Limited
                                                          ACN 009 235 634

                                               Level 9, 28 The Esplanade
                                               Perth
                                               Western Australia       6000
                                               PO Box   5643
                                               St George's Terrace
                                               Perth
                                               Western Australia       6831
                                               Telephone: (61-8) 9226 4788
                                               Facsimile:  (61-8) 9226 4799
                                               Email: info@cityviewcorp.com
                                               Web:   www.cityviewcorp.com


July 3, 2007


The Manager
Company Announcements Office
Australian Securities Exchange
Level 4 Exchange Centre
20 Bridge Street
SYDNEY   NSW 2000


                             CITYVIEW BOARD CHANGES

CityView Corporation Limited ("CityView") is pleased to announce the appointment of Mr Peter Smith as a director of CityView. Mr Smith is a former international banker who served Westpac Bank for 40 years leading to a position as a Senior Manager Asian Banking & Oil & Gas.

Mr Smith has a large network of corporate clients and has attended many Government sponsored Trade Missions promoting Western Australia, as well as being responsible for opening an oil & gas office for Westpac in Houston, Texas.

CityView also announces the resignation of Mr Mahmood Al Ansari as Chairman and Director due to his increasing business commitments to Quest Energy Middle East Limited . The Board would like to thank Mr Al Ansari for his outstanding commitment and contribution to CityView.

                                                          CityView
                                                          Corporation Limited
                                                          ACN 009 235 634

                                               Level 9, 28 The Esplanade
                                               Perth
                                               Western Australia       6000
                                               PO Box   5643
                                               St George's Terrace
                                               Perth
                                               Western Australia       6831
                                               Telephone: (61-8) 9226 4788
                                               Facsimile:  (61-8) 9226 4799
                                               Email: info@cityviewcorp.com
                                               Web:   www.cityviewcorp.com


July 5, 2007


The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000



                           CITYVIEW BOARD APPOINTMENT

CityView Corporation Limited ("CityView") is pleased to announce the appointment of Mr Nicholas Hoexter as a director of CityView. Mr Hoexter is based in London and has been a senior member of BP's HQ policy unit "think tank" and chief economist unit reporting to the main Board of BP.

Mr Hoexter has a wide international business experience and is particularly skilled at project evaluation, having been a member of the BP/Selection Trust takeover evaluation/negotiation team.

From 1997 until recently Mr Hoexter has been Chief Executive of the in-house asset leasing company of BG plc and transformed it into a service company driven by strong external-led growth.

                                                          CityView
                                                          Corporation Limited
                                                          ACN 009 235 634


ASX:                                       CVI
                                           NASD OTCBB:             CTVWF
                                           DAC:                    C4Z


--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                     17 July 2007
--------------------------------------------------------------------------------


             CITYVIEW INCREASES ITS SHAREHOLDING IN ANGOLAN PROJECTS



CityView is pleased to announce that in accordance with the shareholders agreement between CityView and Petro African Energy plc and for the consideration of CityView covering the cost of the next phase of the work program, budgeted at US$200,000, CityView has increased its interest in both the Longonjo project and the Ucua beryllium project from 54% to 59%. CityView has management control of both projects.

The Longonjo licence covers an area of 3,764 square kilometres southwest of the city of Huambo and includes the Longonjo Carbonatite and Catabola projects.

The Ucua licence covers an area of 1,358 square kilometres and hosts the Dande Pegmatite Complex.




Enquiries:        Mark Smyth        Chief Executive Officer
Contact:          Telephone         (61-8) 9226 4788
                  Facsimile:        (61-8) 9226 4799
                  Email:            info@cityviewcorp.com
                  Website:          www.cityviewcorp.com

                                                          CityView
                                                          Corporation Limited
                                                          ACN 009 235 634

                                               Level 9, 28 The Esplanade
                                               Perth
                                               Western Australia       6000
                                               PO Box   5643
                                               St George's Terrace
                                               Perth
                                               Western Australia       6831
                                               Telephone: (61-8) 9226 4788
                                               Facsimile:  (61-8) 9226 4799
                                               Email: info@cityviewcorp.com
                                               Web:   www.cityviewcorp.com

July 18, 2007



The Manager
Company Announcements Office
Australian Securities Exchange
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000


                       SECURITIES CEASING VOLUNTARY ESCROW

CityView Corporation Limited advises that with effect from 23 July 2007, the voluntary escrow period will cease for the following securities:-

         -        20 million ordinary shares



Enquiries:        Mark Smyth        Chief Executive Officer
Contact:          Telephone         (61-8) 9226 4788
                  Facsimile:        (61-8) 9226 4799
                  Email:            info@cityviewcorp.com
                  Website:          www.cityviewcorp.com

                                                          CityView
                                                          Corporation Limited
                                                          ACN 009 235 634

                                               Level 9, 28 The Esplanade
                                               Perth
                                               Western Australia       6000
                                               PO Box   5643
                                               St George's Terrace
                                               Perth
                                               Western Australia       6831
                                               Telephone: (61-8) 9226 4788
                                               Facsimile:  (61-8) 9226 4799
                                               Email: info@cityviewcorp.com
                                               Web:   www.cityviewcorp.com

July 19, 2007

The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY   NSW 2000

                                BOARD APPOINTMENT

CityView is pleased to announce the appointment of Mr Paul de Chazal as a non-executive Director of CityView. Mr de Chazal, who is based in London, qualified as a solicitor and was a partner involved for over thirty years in the international affairs of Simmons & Simmons, one of the world's largest international law firms. He has acted for many substantial industrial and financial companies.

Mr de Chazal has been a director of a number of insurance companies and was for many years a director and member of the executive committee of the Belgian-Luxemburg Chamber of Commerce in Great Britain.

Mr de Chazal is fluent in Portuguese, French, Spanish and English and has spent many years in Africa. Through his wide experience of international relationships, he will be invaluable in assisting in the protection of CityView's interests in Angola and the Cameroon.


Enquiries:        Mark Smyth        Chief Executive Officer
Contact:          Telephone         (61-8) 9226 4788
                  Facsimile:        (61-8) 9226 4799
                  Email:            info@cityviewcorp.com
                  Website:          www.cityviewcorp.com

                                                          CityView
                                                          Corporation Limited
                                                          ACN 009 235 634



                                              ASX:                    CVI
                                              NASD OTCBB:             CTVWF
                                              DAC                     C4Z



--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                        July 30, 2007
--------------------------------------------------------------------------------


                         APPOINTMENT OF PETROLEUM EXPERT

CityView Corporation Limited ("CityView") is founding an Advisory Board of professional experts to assist the Company in achieving its strategic objectives. CityView is pleased to announce that Mr Conrad Maher has agreed to become the Chairman of the Advisory Board.

Mr Maher, who is based in California, has extensive experience in Production Geology, Exploration Geology and Petroleum Engineering. He was Exploration Manager of Deminex Egypt Branch, responsible for a large exploration and appraisal drilling programme with up to seven active drilling rigs. He then became Chief Production Geologist Occidental Petroleum (Caledonia) Inc. and supervised the production geology team which developed the Scapa field and played a key role in a 400+ million barrel increase in the reserves for the Piper and Claymore fields.

Mr Maher's initial task for CityView is to analyse the Gulf Oil USA data from the North Matanda oilfield PH72 Cameroon in which CityView has acquired the right to take up a net 20% interest. Gulf Oil discovered condensate in two wells in the North Matanda permit and have quoted the following reserves:

o Proven 60 million barrels
o Probable 120 million barrels
o Possible 300 million barrels.

     Condensate prices from this region historically trade at a premium of US$3 to the price of Brent crude oil and currently exceed US$75 per barrel.

Mr Maher has been commissioned to bring the two discovery wells into production and organize the infrastructure for the delivery of the condensate and the gas.

Mr Maher's additional task for CityView is to select the most prospective permits in the onshore Kwanza Basin currently being offered to CityView. Extensive discussions were held earlier this month in Angola, with CityView's co-venturer Nexoil Corporation, in order to determine which onshore concessions would be suitable.

CityView's Chief Executive Officer, Mr Mark Smyth said: "Mr Maher's extensive industry experience and input into the selection process will be invaluable in ensuring that CityView is given the best opportunity to position itself as a major player in one of the world's most sought after and prospective oil provinces".

Yours faithfully,
CityView Corporation Limited

/s/ Mark Smyth
-----------------------
Mark Smyth
Chief Executive Officer



Enquiries:        Mark Smyth        Chief Executive Officer
Contact:          Telephone         (61-8) 9226 4788
                  Facsimile:        (61-8) 9226 4799
                  Email:            info@cityviewcorp.com
                  Website:          www.cityviewcorp.com

                                                          CityView
                                                          Corporation Limited
                                                          ACN 009 235 634


                          REPORT FOR THE QUARTER ENDED
                                  30 JUNE 2007

                               SUMMARY FACT SHEET
------------------------------------------------------------------------------------------------------

                                 Company Details

Principal Place of Business                                  Level 9
and Registered Office:                                       28 The Esplanade
                                                             Perth  Western Australian 6000
                                                             Australia

Telephone:                                                   (618) 9226 4788
Fax:                                                         (618) 9226 4799
E-Mail:                                                      info@cityviewcorp.com
Internet:                                                    www.cityviewcorp.com

Chairman and CEO                                             P. M. Smyth
Director & Company Secretary                                 J. Jacoby
Directors:                                                   P. de Chazal
                                                             N. Hoexter
                                                             P. Smith

Auditor:                                                     BDO

Australian Stock Exchange Symbol:                            CVI
NASD Symbol:                                                 CTVWF
Frankfurt Symbol:                                            C4Z
Australian Share Registry:                                   Computershare Investor Services Pty. Ltd.
US Share Registry:                                           Computershare Trust Company Inc
------------------------------------------------------------------------------------------------------

Market Capitalisation at 30 June 2007

Shares on Issue                                              262,984,848
Options on issue                                             Nil
Fully Diluted Capital                                        262,984,848
Market Value Fully Diluted                                   AUD$26,298,484    (US$21,248,649)

------------------------------------------------------------------------------------------------------

Trading Volume
                                 AUS                              US                            TOTAL
  MONTH                         VOLUME                          VOLUME                         VOLUME
  April 2007                   4,316,794                      1,964,573                      6,281,367
  May 2007                     5,765,499                      1,238,210                      7,003,709
  June 2007                    5,780,437                      1,986,588                      7,767,025
  TOTAL                       15,862,730                      5,189,371                     21,052,101

------------------------------------------------------------------------------------------------------

Oil and Gas

Cameroon

During the Quarter CityView gained a strategic position in a West African basin by acquiring the right to take up to 28.5% of Turnberry Resources Inc. equating to a net 20% interest in the North Matanda PH72 oilfield Cameroon. The Matanda block (1,187 km(2)) is situated in the northern part of the Douala/Kribi-Campo basin and is partly onshore and partly shallow offshore.

Condensate was discovered in two wells drilled to a depth of 3,000 metres in the permit by Gulf Oil USA during the 1980's. Gulf, who were looking for a giant oilfield similar to that found in the Niger delta, relinquished the permit. Gulf, as operator, based on the wells, seismic and testing, quoted the following reserves of condensate:

                                Proven                   60 MMBBLS
                              Probable                  120 MMBBLS
                              Possible                  300 MMBBLS

CityView has appointed Mr Conrad Maher to evaluate the Gulf data to determine the best way to bring the two discovery wells into production. Mr Maher has extensive experience in Production Geology, Exploration Geology and Petroleum Engineering.

Angola

Discussions were held in Angola with CityView's co-venturer Nexoil Corporation to select the most suitable onshore permits in the Kwanza Basin. A review of the permits is in progress.

Indonesia

Following the conclusion of an agreement with PT Mitra Energy Development to produce liquefied petroleum gas in Indonesia, negotiations are now in progress with the regulatory authorities for access to a sufficient supply of gas in situ to establish commercial production. CityView is being assisted in its proposed venture by Quest Energy Middle East Limited (in which it has an 8.3% interest).

Metals Projects

Angola

CityView has increased its interest in the Longonjo licence and the Ucua licence to 59% and now has management control of both projects. The Longonjo licence covers an area of 3,764 square kilometres and the Ucua licence covers an area of 1,358 square kilometres.

During the Quarter three geologists from the project consultants Aurum Exploration Ltd worked on site at the Catabola prospect and the Longonjo Carbonatite prospect within the Longonjo licence area. Their objectives were to advance the two prospects towards drilling, and also to concurrently develop regional exploration across the licence area.

Most of the work during the Quarter took place at Catabola where a total of 467 samples were taken as well as 8 bulk alluvial samples. The majority of the programme was spent on underground mapping and sampling of old adits. An updated geology map has been produced as a result of this mapping, as well as a preliminary 3D model of mineralization. Some uranium mineralization was also observed in the adits.

Sampling and mapping of Catabola have allowed a comprehensive geological picture to be developed of the deposit. A preliminary drilling programme has been put in place, which will consist of approximately 3,000 metres of core drilling.

At Ucua, Murphy Geological Services completed their structural interpretation of Landsat ETM+ imagery and identified three major structural zones across the licence area. During the current field season there will be ground work carried out, most notably around the Dande Pegmatite Complex and the Ucua Deformation Zone.


Finance

Cash at Bank                        Aus $3,913,304
Expenditure for the Quarter         Aus $2,129,637


/s/ P M SMYTH
-----------------------
P M SMYTH
Chief Executive Officer


July 30, 2007

                                                          CityView
                                                          Corporation Limited
                                                          ACN 009 235 634


ASX:                                       CVI
                                           NASD OTCBB:             CTVWF
                                           DAC                     C4Z


--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                     July 31, 2007
--------------------------------------------------------------------------------

                             CITYVIEW STAFF CHANGES

CityView Corporation Limited ("CityView") announces the appointment of Mr Paul Williams as Company Secretary. For many years Mr Williams has been administering the accounts of CityView in an exemplary manner. Mr Williams is replacing Mr John Jacoby who is resigning as Director and Secretary.

Mr Jacoby will now be able to spend more time as an independent contractor on site in Angola supervising the Longonjo and Ucua projects.

CityView has management control of both the Longonjo and the Ucua projects. The Longonjo licence covers an area of 3,764 square kilometres and the Ucua licence an area of 1,358 square kilometres.

CityView's Chief Executive Officer Mark Smyth said: "With drilling at Longonjo scheduled to commence in approximately a month the on-going supervision by Mr Jacoby will be an important factor in achieving success."

Yours faithfully, CityView Corporation Limited [GRAPHIC OMITTED][GRAPHIC OMITTED] Mark Smyth Chief Executive Officer.

Enquiries:        Mark Smyth        Chief Executive Officer
Contact:          Telephone         (61-8) 9226 4788
                  Facsimile:        (61-8) 9226 4799
                  Email:            info@cityviewcorp.com
                  Website:          www.cityviewcorp.com

  INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")


                 For the month of July 1, 2007 to July 31, 2007



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION